FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

4 May 2012

HSBC BANK CANADA
FIRST QUARTER 2012 RESULTS

• Profit attributable to common shareholders was C$202m for the quarter ended 31 March 2012, an increase of 42.3% over the same period in 2011.

• Return on average common equity was 19.9% for the quarter ended 31 March 2012 compared with 16.6% for the same period in 2011.

• The cost efficiency ratio was 50.2% for the quarter ended 31 March 2012 compared with 55.6% for the same period in 2011.

• Total assets were C$80.7bn at 31 March 2012 compared with C$79.1bn at 31 March 2011.

•    Total assets under administration decreased to C$18.3bn at 31 March 2012 from C$33.2bn at 31 March 2011 primarily due to the sale of the bank's full service retail brokerage business. Excluding the impact of this sale, total assets under administration increased by C$1.0bn at 31 March 2012.

• Tier 1 capital ratio of 13.2% and a total capital ratio of 15.6% at 31 March 2012 compared to 13.4% and 16.2% respectively at 31 March 2011.

The abbreviations 'C$m' and 'C$bn' represent millions and billions of Canadian dollars, respectively.

Financial Commentary

Overview

HSBC Bank Canada recorded a profit of C$220m for the first quarter of 2012, an increase of C$60m, or 37.5% compared with C$160m for the first quarter of 2011. Profit attributable to common shareholders was C$202m, an increase of C$60m, or 42.3% over the first quarter of 2011. The increase was primarily due to a gain of C$84m resulting from the sale of the full service retail brokerage business as well as increased net interest income and reduced operating expenses. This was partially offset by restructuring charges of C$36m mostly relating to the wind down of the consumer finance business and lower net fee income. Excluding the gain on the sale of the full service retail brokerage business, the restructuring charges and after income tax expense, HSBC Bank Canada's profit for the period was C$173m, an increase of C$13m, or 8.1% over the same period in 2011. The return on average common equity was 19.9% for the quarter, an increase from 16.6% in the same period in 2011 due to the gain on the sale of the full service retail brokerage business offset by restructuring charges. Excluding the gain and restructuring charges, the adjusted return on average common equity was 15.3% for the first quarter of 2012.

Commenting on the results, Lindsay Gordon, President and Chief Executive Officer of HSBC Bank Canada, said:

"The bank's profit this quarter showed good growth over the same quarter in 2011 as a result of increased net interest income and decreased operating expenses even after excluding the impact of the sale of the full service retail brokerage business and restructuring charges arising from the wind-down of the consumer finance business. We are focused on growing HSBC Bank Canada by continuing to improve the efficiency of our business and investing in our core businesses in Commercial Banking, Global Banking and Markets, and Retail Banking and Wealth Management to meet the needs of HSBC Canada customers in the years ahead."

Analysis of Consolidated Financial Results for the First Quarter of 2012

Net interest income for the first quarter of 2012 was C$398m, compared with C$382m for the first quarter of 2011, an increase of C$16m, or 4.2%. The first quarter of 2012 showed an increase of C$5m, or 1.3% compared with C$393m reported in the prior quarter. Net interest income increased marginally due to growth in average interest earning assets of C$0.5bn from the first quarter in 2011 (C$0.6bn from the prior quarter) offset by spread compression due to re-pricing to lower interest rates. Net interest income also benefited from refund interest received from the Canada Revenue Agency.

Net fee income for the first quarter of 2012 was C$143m, compared with C$163m for the first quarter of 2011, a decrease of C$20m, or 12.3%. The first quarter of 2012 decreased by C$14m, or 8.9% compared with C$157m for the prior quarter. The sale of the full service retail brokerage business resulted in reductions in fees from funds under management and brokerage commissions. Excluding the effect of the sale of the full service retail brokerage business, net fee income for the first quarter of 2012 increased by C$13m and C$5m compared with the first and fourth quarters of 2011 respectively, resulting from increases in fees from credit facilities and the global immigration investor program.

Net trading income for the first quarter of 2012 was C$40m, compared with C$37m for the first quarter of 2011, an increase of C$3m, or 8.1%, and an increase of C$9m, or 29.0% compared with C$31m reported in the prior quarter. The main factor contributing to the increase over the first quarter in 2011 was the positive impact from mark to market accounting gains and losses arising from economic hedges and hedge ineffectiveness. The increase is partially offset by lower foreign exchange revenue resulting from lower trading activities.

Net loss from financial instruments designated at fair value. The bank designates certain subordinated debentures and other liabilities to be recorded at fair value. As credit spreads narrowed in the first quarter of 2012, the change in fair value of these balances resulted in a charge of C$14m in the period, compared to a charge of C$8m for the same quarter in 2011.

Gains less losses from financial investments for the first quarter of 2012 were C$17m, little changed compared with C$16m for the first quarter of 2011.

Other operating income for the first quarter of 2012 was C$13m, compared with C$20m for the first quarter of 2011, a decrease of C$7m. The first quarter of 2012 increased by C$35m compared with a loss of C$22m in the prior quarter. The decrease compared to the first quarter of 2011 is due a reduction in the delivery of technology services to HSBC Group companies. The fourth quarter of 2011 was lower compared to the first quarter of 2012 because it included a C$42m write-down in the value of investment property.

Gain on the sale of full service retail brokerage business. The sale of the full service retail brokerage business closed effective 1 January 2012. The bank recorded a gain of C$84m, net of assets written off and directly related costs. Additionally, in the first quarter of 2012 and fourth quarter of 2011, C$2m and C$14m respectively of restructuring charges were incurred either directly relating to this transaction or from actions undertaken within the business arising as a result of the decision to sell the business.

Loan impairment charges and other credit risk provisions of C$48m were recorded in the first quarter of 2012 little changed compared with C$49m for the first quarter of 2011 and are C$6m lower, or 11.1%, compared to C$54m for the prior quarter. The decrease was due to improved credit quality in the bank's commercial loan portfolio.

Total operating expenses for the first quarter of 2012 were C$342m. Excluding restructuring charges of C$36m, total operating expenses were C$306m compared with C$339m in the first quarter of 2011, a decrease of C$33m, or 9.7%. The reduction in operating expenses is largely attributable to a C$23m reduction relating to the full service retail brokerage business included in the first quarter of 2011. The remaining reduction is as a result of cost management initiatives which reduced employee compensation and benefits as well as a reduction in activity and expenses related to delivery of technology services to HSBC Group companies. The adjusted cost efficiency ratio for the first quarter improved to 49.2% compared with 54.9% in 2011 and 57.5% in the prior quarter. Excluding the impact of restructuring costs and the gain on the sale of the full service retail brokerage business, the adjusted cost efficiency ratio was 50.1% for the current quarter compared to 55.0% in the prior quarter.

Restructuring charges of C$36m were recognized in the first quarter of 2012 mainly relating to the provisions made for the restructuring and wind-down of the bank's consumer finance business.

Income tax expense. The effective tax rate in the first quarter of 2012 was 24.7%, compared with 28.3% in the first quarter of 2011. The decrease in the quarter was largely due to a reduction in statutory tax rates and the manner in which tax is computed on the gain on the sale of the full service retail brokerage business.

Statement of Financial Position

Total assets at 31 March 2012 were C$80.7bn, an increase of C$0.7bn from 31 December 2011, primarily due to increases in trading assets of C$1.2bn; increases in loans and advances to customers of C$1.0bn; and an increase in financial investments of C$1.2bn offset by a decrease in loans and advances to banks of C$3.0bn. Liquidity remained strong at 31 March 2012, with C$27.9bn of cash and balances at central banks, items in the course of collection from other banks, highly liquid trading assets, short term loans and advances to banks and financial investments, compared to C$28.5bn at 31 December 2011. Loans and advances to customers increased to C$45.4bn from C$44.4bn at 31 December 2011, primarily due an increase in the balance of reverse repurchase agreements with customers. Excluding reverse repurchase agreements, loans and advances increased by C$0.3bn, primarily due to an increase in our commercial loan portfolio.

Gross impaired loans were C$729m, an increase of C$51m compared with C$678m at 31 December 2011 due to the impairment of a small number of specific loans. However, they were C$128m lower than at 31 March 2011. Total impaired loans net of individually assessed allowances for credit losses were C$525m at 31 March 2012, compared with C$470m at 31 December 2011. Total impaired loans include C$59m (31 December 2011 - C$59m) of Consumer Finance loans, for which impairment is assessed collectively. The collective allowance applicable to Consumer Finance loans was C$95m compared to C$89m at 31 December 2011. The total collective allowance was C$335m compared to C$329m at 31 December 2011.

Total customer accounts increased to C$47.0bn at 31 March 2012 from C$46.6bn at 31 December 2011. The main increases were in fixed date personal deposits and interest-bearing current accounts.

Debt securities in issue increased to C$14.0bn at 31 March 2012 from C$13.3bn at 31 December 2011, primarily due to the issue by the bank of C$1.0bn in medium term notes.

Total assets under administration

Funds under management were C$17.3bn at 31 March 2012, a decrease of C$14.8bn since 31 March 2011 and a decrease of C$9.1bn since 31 December 2011. This was due to the sale of the bank's full service retail brokerage business (C$15.9bn at 31 March 2011 and C$10.6bn at 31 December 2011). Excluding the funds under management relating to the full service retail brokerage business, total assets under administration increased by C$1.0bn to C$18.3bn compared with the first quarter of 2011 and C$1.5bn compared with the prior quarter.

Business Performance in the First Quarter of 2012

Retail Banking and Wealth Management

Profit before income tax expense was C$93m for the first quarter of 2012, an increase of C$79m compared with the same period in 2011. Results for 2012 included a C$76m gain on the sale of the full service retail brokerage business and the benefit of refund interest received from the Canada Revenue Agency partially offset by restructuring costs of C$2m. In addition, profit increased due to higher net interest income resulting from higher average mortgage balances and savings deposits re-pricing at lower interest rates.

Compared to the fourth quarter of 2011, profit before income tax expense increased C$100m. In addition to the factors noted above, the fourth quarter of 2011 included a C$9m write-off of internally developed software costs and C$14m restructuring costs related to the sale of the full service retail brokerage business.

Commercial Banking

Profit before income tax expense was C$158m for the first quarter of 2012, C$21m higher than the first quarter of 2011 and C$48m higher than the fourth quarter of 2011. The first quarter's results include the benefit of refund interest received from the Canada Revenue Agency while the prior quarter included a C$42m write-down in the carrying value of investment property. Excluding the impact of the refund interest and write-down, profit before income tax expense for first quarter of 2012 was C$153m, C$16m higher than the first quarter of 2011 and little changed over the fourth quarter of 2011. This was due to growth in average interest earning assets offset by spread compression due to re-pricing to lower interest rates. In addition, profit benefitted from higher fees from account services and credit facilities and a reduced provision for impaired loans due to improved credit quality.

Global Banking and Markets

Profit before income tax expense was C$86m for the first quarter of 2012, an increase of C$14m compared to the first quarter of 2011. The increase is mainly due to a gain on the sale of the full service retail brokerage business of C$8m, an increase in advisory and debt capital market fees, positive impact from mark to market accounting gains and losses arising from economic hedges and hedge ineffectiveness and a reduction in specific severance costs. These items were partially offset by a decrease in foreign exchange revenues due to lower volatility and related volume, a decrease in equity capital market fees and adjustments recorded in the carrying value due to changes in credit spreads of our own debt instruments classified as trading. Profit before income tax expense increased C$19m in the first quarter of 2012 compared to the fourth quarter of 2011. The increase is mainly due to a gain on the sale of the full service retail brokerage business, gains from the disposal of financial investments, positive impact from mark to market accounting gains and losses arising from economic hedges and hedge ineffectiveness and an increase in net interest income from Global Banking activities. This was partially offset by a decrease in foreign exchange revenues, a decrease in equity capital market fees, an increase in employee benefits costs related to timing of incentive payments, a reduction in the provision for variable incentive payments in the fourth quarter of 2011 and adjustments recorded in the carrying value due to changes in credit spreads of our own debt instruments classified as trading.

Consumer Finance

In March 2012, HSBC Financial Corporation Limited announced the winding down of the consumer finance business in Canada and, except for existing commitments, ceased origination of loans. Accordingly, C$34m in restructuring costs were incurred in the first quarter relating to employee severance, pension curtailment and changes in benefits plans, uneconomic contracts, onerous leases and impairment of leasehold improvements.

Excluding restructuring charges, the consumer finance business recorded a profit before income tax expense of C$17m for the first quarter of 2012 compared with a profit of C$8m for the same period during 2011 and unchanged compared to the fourth quarter of 2011. The improvement in profit from the first quarter in 2011 was due to cost management initiatives which resulted in decreased operating expenses.

Other

Activities or transactions which do not relate directly to the above business segments are reported in Other. The main items reported under Other include gains and losses from the impact of changes in credit spreads on financial instruments designated at fair value, revenue and expense recoveries related to information technology activities performed on behalf of HSBC Group companies. A loss before income tax expense of C$28m was recorded in the first quarter of 2012, compared with a loss of C$8m for the first quarter of 2011. The variances from comparative periods are primarily due to the impact of changes in credit spreads on financial instruments designated at fair value and changes in intercompany revenue and expense recoveries relating to technology services delivered to other HSBC Group companies.

Dividends

During the first quarter of 2012, the bank declared and paid C$83m in dividends on its common shares, compared to C$75m for the same period in 2011.

Regular quarterly dividends of 31.875 cents per share have been declared on HSBC Bank Canada Class 1 Preferred Shares - Series C, 31.25 cents per share on Class 1 Preferred Shares - Series D, 41.25 cents per share on Class 1 Preferred Shares - Series E and 7.75 cents per share on Class 2 Preferred Shares - Series B. Dividends will be paid on 30 June 2012, for shareholders of record on 15 June 2012.

IFRS and related non-IFRS measures used in this News Release

The bank uses both IFRS and certain non-IFRS financial measures to assess performance. Securities regulators require that companies caution readers that earnings and other measures that have been adjusted to a basis other than IFRS do not have a standardized meaning under IFRS and are therefore unlikely to be comparable to similar measures used by other companies. The following outlines various non-IFRS measures that are regularly monitored by management:

Return on average common equity - Profit attributable to common shareholders on an annualized basis divided by average common equity, which is calculated using month-end balances of common equity for the period.

Post-tax return on average assets - Profit attributable to common shareholders on an annualized basis divided by average assets, which is calculated using average daily balances for the period.

Post-tax return on average risk weighted assets - Profit attributable to common shareholders on an annualized basis divided by the average monthly balances of risk weighted assets for the period. Risk weighted assets are calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada ("OSFI") in accordance with the Basel II capital adequacy framework.

Cost efficiency ratio - Calculated as total operating expenses for the period divided by net operating income before loan impairment charges and other credit risk provisions for the period.

Adjusted cost efficiency ratio - Cost efficiency ratio adjusted to exclude gains and losses from financial instruments designated at fair value from net operating income before loan impairment charges.

Net interest income, net fee income and net trading income as a percentage of total operating income - Net interest income, net fee income and net trading income for the period divided by net operating income before loan impairment charges and other credit risk provisions for the period.

Ratio of customer advances to customer accounts - Loans and advances to customers divided by customer accounts, using period-end balances.

Average total shareholders' equity to average total assets - average shareholders' equity is calculated using month-end balances of total shareholders' equity for the period and average total assets are calculated using average daily balances for the period.

Core tier 1 capital - Tier 1 capital less non-controlling interests and preferred shares.

Core tier 1 capital ratio - Core tier 1 capital as a percentage of risk-weighted assets.

Caution concerning forward-looking statements

This document may contain forward-looking information, including statements regarding the business and anticipated actions of HSBC Bank Canada. These statements can be identified by the fact that they do not pertain strictly to historical or current facts. Forward-looking statements often include words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes," and words and terms of similar substance in connection with discussions of future operating or financial performance. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, technological change, global capital market activity, changes in government monetary and economic policies, changes in prevailing interest rates, inflation levels and general economic conditions in geographic areas where HSBC Bank Canada operates. Canada is an extremely competitive banking environment and pressures on the bank's net interest margin may arise from actions taken by individual banks or other financial institutions acting alone. Varying economic conditions may also affect equity and foreign exchange markets, which could also have an impact on the bank's revenues. The factors disclosed above are not exhaustive and there could be other uncertainties and potential risk factors not considered here which may impact the bank's results and financial condition. Any forward-looking statements speak only as of the date of this document. The bank undertakes no obligation to, and expressly disclaims any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise, except as required by law.

About HSBC Bank Canada

HSBC Bank Canada, a subsidiary of HSBC Holdings plc, is the leading international bank in Canada. With around 7,200 offices in over 80 countries and territories and assets of US$2,556bn at 31 December 2011, the HSBC Group is one of the world's largest banking and financial services organizations.

Media enquiries to:	Ernest Yee	604-641-2973
	Sharon Wilks	416-868-3878

Copies of HSBC Bank Canada's first quarter 2012 report will be sent to shareholders in May 2012.

Summary

	Quarter ended
	31 March 2012	31 March 2011	31 December 2011

For the period (C$m)
Profit before income tax expense	292	223	185
Net operating income before loan impairment charges and other credit risk provisions	681	610	562
Profit attributable to common shareholders	202	142	118

At period-end (C$m)
Shareholders' equity	4,942	4,414	4,973
Core tier 1 capital	3,647	3,321	3,555
Risk weighted assets	36,460	33,531	35,322
Loans and advances to customers (net of impairment allowances)	45,395	46,024	44,357
Customer accounts	47,037	44,420	46,614

Capital ratios (%)
Tier 1 ratio (1)	13.2	13.4	13.4
Total capital ratio (1)	15.6	16.2	16.0
Core tier 1 capital ratio (2)	10.0	9.9	10.1

Performance ratios (%) (2)
Return on average common equity	19.9	16.6	11.8
Post-tax return on average total assets	1.00	0.72	0.58
Post-tax return on average risk weighted assets	2.3	1.7	1.3

Credit coverage ratio (%)
Loan impairment charges as a percentage of total operating income	7.0	8.0	9.6
Loan impairment charges as a percentage of average gross customer advances and acceptances	0.4	0.4	0.4
Total impairment allowances outstanding as a percentage of impaired loans and acceptances at the period end	68.4	69.9	73.4

Efficiency and revenue mix ratios (%) (2)
Cost efficiency ratio	50.2	55.6	57.5
Adjusted cost efficiency ratio	49.2	54.9	57.5
As a percentage of total operating income:
- net interest income	58.4	62.6	69.9
- net fee income	21.0	26.7	27.9
- net trading income	5.9	6.1	5.5

Financial ratios (%) (2)
Ratio of customer advances to customer accounts	96.5	103.6	95.2
Average total shareholders' equity to average total assets	6.2	5.5	6.1

Total assets under administration
Funds under management (3)	17,294	32,057	26,383
Custodial accounts	961	1,128	967
Total assets under administration	18,255	33,185	27,350

1 Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada ("OSFI") in accordance with the Basel II capital adequacy framework.
2 These are non-IFRS amounts or non-IFRS measures. Please refer to the discussion outlining the use of non-IFRS measures in this document.
3   Comparative figures include funds managed in the full service retail brokerage business which was sold effective 1 January 2012 of C$15.9bn and C$10.6bn at 31 March 2011 and 31 December 2011 respectively.

Consolidated Income Statement (Unaudited)

	Quarter ended
Figures in C$m	31 March	31 March	31 December
(except per share amounts)	2012	2011	2011

Interest income	586	607	585
Interest expense	(188)	(225)	(192)

Net interest income	398	382	393

Fee income	168	183	185
Fee expense	(25)	(20)	(28)

Net fee income	143	163	157

Trading income excluding net interest income	32	36	23
Net interest income on trading activities	8	1	8

Net trading income	40	37	31

Net loss from financial instruments designated at fair value	(14)	(8)	-
Gains less losses from financial investments	17	16	3
Other operating income	13	20	(22)
Gain on the sale of the full service retail brokerage business	84	-	-

Net operating income before loan impairment charges and other credit risk provisions	681	610	562
Loan impairment charges and other credit risk provisions	(48)	(49)	(54)
Net operating income	633	561	508

Employee compensation and benefits	(190)	(208)	(178)
General and administrative expenses	(104)	(117)	(109)
Depreciation of property, plant and equipment	(9)	(10)	(4)
Amortization of intangible assets	(3)	(4)	(18)
Restructuring charges	(36)	-	(14)
Total operating expenses	(342)	(339)	(323)
Operating profit	291	222	185

Share of profit in associates	1	1	-
Profit before income tax expense	292	223	185
Income tax expense	(72)	(63)	(50)

Profit for the period	220	160	135

Profit attributable to common shareholders	202	142	118
Profit attributable to preferred shareholders	15	15	15
Profit attributable to shareholders	217	157	133
Profit attributable to non-controlling interests	3	3	2

Average number of common shares outstanding (000's)	498,668	498,668	498,668
Basic earnings per common share	0.41	0.28	0.24

Consolidated Statement of Financial Position (Unaudited)

	At 31 March	At 31 March	At 31 December
Figures in C$m	2012	2011	2011

ASSETS

Cash and balances at central bank	141	63	77
Items in the course of collection from other banks	127	103	104
Trading assets	5,751	4,487	4,587
Derivatives	1,963	1,422	2,203
Loans and advances to banks	1,546	5,590	4,530
Loans and advances to customers	45,395	46,024	44,357
Financial investments	20,350	15,693	19,168
Other assets	661	642	559
Prepayments and accrued income	237	223	225
Customers' liability under acceptances	4,356	4,679	4,059
Property, plant and equipment	120	119	123
Goodwill and intangibles assets	75	94	76
Total assets	80,722	79,139	80,068

LIABILITIES AND EQUITY

Liabilities
Deposits by banks	1,439	1,452	1,377
Customer accounts	47,037	44,420	46,614
Items in the course of transmission to other banks	396	178	288
Trading liabilities	3,061	3,419	2,996
Financial liabilities designated at fair value	1,002	976	1,006
Derivatives	1,511	1,244	1,746
Debt securities in issue	14,006	15,229	13,327
Other liabilities	1,553	1,770	2,260
Acceptances	4,356	4,679	4,059
Accruals and deferred income	540	553	566
Retirement benefit liabilities	325	253	300
Subordinated liabilities	324	322	326
Total liabilities	75,550	74,495	74,865

Equity
Preferred shares	946	946	946
Common shares	1,225	1,225	1,225
Other reserves	316	110	439
Retained earnings	2,455	2,133	2,363
Total shareholders' equity	4,942	4,414	4,973
Non-controlling interests	230	230	230
Total equity	5,172	4,644	5,203

Total equity and liabilities	80,722	79,139	80,068

Condensed Consolidated Statement of Cash Flows (Unaudited)

	Quarter ended
Figures in C$m	31 March	31 March	31 December
	2012	2011	2011

Cash flows generated from/(used in):
- operating activities	(1,362)	(525)	(512)
- investing activities	(1,331)	415	959
- financing activities	(101)	(93)	(92)

Net increase/(decrease) in cash and cash equivalents	(2,794)	(203)	355
Cash and cash equivalents, beginning of period	4,699	6,680	4,344
Cash and cash equivalents, end of period	1,905	6,477	4,699

Represented by:
- Cash and balances at central bank	141	63	77
- Items in the course of collection from other banks	(269)	(75)	(184)
- Loans and advances to banks of one month or less	1,546	5,590	4,530
- T-Bills and certificates of deposits of three months or less	487	899	276
Cash and cash equivalents, end of period	1,905	6,477	4,699

Customer Group Segmentation (Unaudited)

Customer groups are managed in accordance with the HSBC Group's Global business lines.

Figures in C$m
	Quarter ended
	31 March 2012	31 March 2011	31 December 2011
Retail Banking and Wealth Management
Net interest income	105	94	98
Net fee income	42	70	57
Net trading income	3	6	4
Other operating income	2	2	3
Gain on the sale of the full service retail brokerage business	76	-	-
Net operating income before loan impairment charges and other credit risk provisions	228	172	162
Loan impairment charges and other credit risk provisions	(6)	(2)	(7)
Net operating income	222	170	155
Total operating expenses (excluding restructuring charges)	(127)	(156)	(148)
Restructuring charges	(2)	-	(14)
Profit/(loss) before income tax expense	93	14	(7)

Commercial Banking
Net interest income	180	173	189
Net fee income	71	69	66
Net trading income	8	6	5
Other operating income	1	1	(40)
Net operating income before loan impairment charges and other credit risk provisions	260	249	220
Loan impairment charges and other credit risk provisions	(11)	(17)	(23)
Net operating income	249	232	197
Total operating expenses	(92)	(96)	(87)
Operating profit	157	136	110
Share of profit in associates	1	1	-
Profit before income tax expense	158	137	110

Global Banking and Markets
Net interest income	46	49	38
Net fee income	19	14	23
Net trading income	22	21	17
Gains less losses from financial investments	17	16	3
Other operating income	(1)	1	-
Gain on the sale of the full service retail brokerage business	8	-	-
Net operating income before loan impairment charges and other credit risk provisions	111	101	81
Loan impairment charges and other credit risk provisions	-	-	1
Net operating income	111	101	82
Total operating expenses	(25)	(29)	(15)
Profit before income tax expense	86	72	67

Figures in C$m
	Quarter ended
	31 March 2012	31 March 2011	31 December 2011
Consumer Finance
Net interest income	73	70	74
Net fee income	11	10	11
Other operating income	2	1	-
Net operating income before loan impairment charges and other credit risk provisions	86	81	85
Loan impairment charges and other credit risk provisions	(31)	(30)	(25)
Net operating income	55	51	60
Total operating expenses (excluding restructuring charges)	(38)	(43)	(43)
Restructuring charges	(34)	-	-
Profit/(loss) before income tax expense	(17)	8	17

Other
Net interest income	(6)	(4)	(6)
Net trading income	7	4	5
Net loss from financial instruments designated at fair value	(14)	(8)	-
Other operating income	9	15	15
Net operating income	(4)	7	14
Total operating expenses	(24)	(15)	(16)
Loss before income tax expense	(28)	(8)	(2)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 04 May, 2012